Mail Stop 3561

October 17, 2007

Michael Enemaerke, Chief Executive Officer
Cross Atlantic Commodities, Inc.
2800 Glades Circle, Suite 124
Weston, Florida 33327

> **Re: Cross Atlantic Commodities, Inc.**
> **Amendment No. 4 to Registration Statement on Form SB-2**
> **Filed September 21, 2007**
> **File No. 333-140377**
> **Amendment No. 2 to Form 10-KSB for Fiscal Year Ended**
> **December 31, 2006**
> **Filed August 20, 2007**
> **File No. 0-51857**

Dear Mr. Enemaerke:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Amendment No. 4 to Registration Statement on Form SB-2

1. We note your acknowledgements at the end of your response letter dated September 21, 2007. Please revise the last bullet point of those acknowledgements in a subsequent letter or when you request acceleration to state that you may not assert staff comments "or the declaration of effectiveness" as a defense.

Amendment No. 2 to Form 10-KSB for the Fiscal Year Ended December 31, 2007

Evaluation of Disclosure Controls and Procedures, page 26

2. In this section, you state that "Michael Enemaerke, the Chief Executive Officer and Kim Beck-Nielsen, the Chief Financial Officer of the Corporation have made an

evaluation of the disclosure controls and procedures relating to the report Form 10-QSB for the year ended December 31, 2006…." Please confirm for us, if true, that you meant to refer to your "Form 10-KSB." Also, please confirm for us that you will refer to the correct form in future filings.

* * * * *

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

Please contact John Fieldsend, Attorney-Advisor, at (202) 551-3343, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Richard I. Anslow, Esq.
        Anslow & Jaclin, LLP
        Via Facsimile